Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES DEVELOPMENT AND NEAR DEVELOPMENT STAGE PROJECTS UPDATE

Toronto, Ontario, June 17, 2009 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced further advancements in its development and near development stage projects, supporting the Company’s continued focus on advancing its higher-return, highly prospective development stage projects.

Mercedes, Mexico
The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona.  The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system.

A positive pre-feasibility study for Mercedes was previously provided in February 2009. The following is a summary of the results of the study:

Reserves (Proven and Probable):  2.65 mt grading 7.58 g/t AuEq containing 645,490 GEO
Resources (Measured and Indicated):  2.39 mt grading 9.19 g/t AuEq containing 705,000 GEO
Construction Capital Cost:  US$152M
Cash Cost (per GEO):  US$264
Production (per year): 118,000 GEO
Initial Mine Life:  6 years IRR:  22.4%

The financial analysis as provided in February 2009 was based on a gold price of US$814 per ounce and a silver price of US$13 per ounce and a 5% discount rate resulting in an initial value of US$73 million.  The Company’s further analysis under the same assumptions although with cash flow based on US$950 per ounce of gold and US$15 per ounce of silver results in a value of US$120 million.  This does not take into account the benefit of discovery of any additional ounces or extension of the mine life beyond the period in the study.

The Company indicated on delivery of the study that while the project had sufficient return and value, supporting a development decision, further drilling would be undertaken to ensure the continuity of grade and increase the total mineable ounces, thereby increasing mine life above the initial level in the study.
The study was based on drilling and other information up to the end of the third quarter of 2008.

Yamana continues to advance the project in 2009.  Yamana is targeting 30,000 metres of drilling in 2009, with a budget of approximately US$4.0 million and the principal goal of extending the mine life.

To date this year, drilling at Mercedes has been focused primarily on the northwest extension of the Mercedes and the Lupita vein targets, with a total of 16,450 metres of core in 43 holes having been completed (see attached map).

In addition, in 2009, Yamana also completed construction of an underground ramp into the Mercedes vein to upgrade reserves to the proven category and also to confirm metallurgy, geotechnical and geological parameters.  The underground ramp will accelerate construction and development of Mercedes once a construction decision is made, expected to be in the first quarter of 2010. To date, the tunnel has over 800 metres of development and two vein cross-cuts have been completed at the levels 1,100 and 1,080 metres, confirming both vein width and grades.

Las Barrancas
Recent drilling on the Mercedes northwest extension area has identified a major fault zone containing epithermal quartz-carbonate veins, which is covered by post-mineral volcano-sedimentary rocks.  Fourteen widely spaced core holes have tested the Las Barrancas zone along a strike length of 1,800 metres.  The zone begins approximately 250 metres northwest of the Mercedes grade shell on an apparent sub-parallel structural trend.  Within the trend, Au-Ag bearing stockwork zones up to 25 metres wide have been identified, containing fissure veins to 9.0 metres in width.  The zone has been tested by very wide-spaced holes and is open at depth. The veins display many of the same stages of quartz-carbonates and epithermal characteristics as the Mercedes vein.  The results from this drilling are not included in the resource estimate from the February 2009 pre-feasibility study and are expected to increase that resource estimate.

The best intersection year-to-date (using a 2.0 g/t AuEq cutoff) is M09-449 intersecting 7.70 metres of 17.48 g/t Au and 66.0 g/t Ag and other results include:

			Intercept
Hole Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
M09-423D	170.69	173.74	3.05	26.03	22.2
M09-427D	198.9	199.95	1.05	6.15	31.0
M09-428D	294.38	297.18	2.80	2.18	11.5
M09-439D	257.85	266.15	8.30	3.65	59.0
M09-440D	182.27	182.70	0.43	8.48	40.0
M09-441D	194.46	194.70	0.24	13.25	143.0
M09-442D	167.85	168.17	0.32	7.82	34.0
M09-449D	203.60	211.30	7.70	17.48	66.0

The intersection in Hole 449 was two kilometres to the northwest of the area of known mineralization and is on the Corona do Oro vein, and supports the view that a substantial increase in the overall resource at Mercedes is possible.

Results were also returned from three geotechnical holes that were drilled in 2008 within the main Mercedes area, but not assayed until this year, and have not yet been incorporated into the resource estimate.  The three holes show excellent correlation to modeled grades and widths from nearby drill holes, with the following results (using a 2.0 g/t AuEq cutoff):

				Intercept
Hole Number	Ore Shoot	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
M08-377D	Tierra de Nadie	202.66	212.45	9.79	36.33	261.6
M08-379D	Corona de Oro	226.48	237.74	11.26	24.38	722.0
M08-383D	Breccia Hill	155.45	156.53	1.08	7.84	280.0

These drill results at Las Barrancas are encouraging as the footprint of known zone of veining, hydrothermal alteration and Au-Ag mineralization has been extended on strike under post-mineral cover rocks by over 1,800 metres.

Lupita
Drilling has focused on testing the down-dip continuity along a 600-metre strike length of the Lupita vein zone, located at the contact between the upper host andesite and lower lithic tuff.  All holes intersected the vein/stockwork zone, which ranges from 3.0 to70 metres in width.

Five widely-spaced holes successfully intersected Au-Ag mineralization up to 150-metres down dip from initial reverse circulation holes drilled in 2006. The zone is open along strike and at depth.

The best intersections year-to-date (using a 2.0 g/t AuEq cutoff) include L09-021D intersecting 7.64 metres of 28.15 g/t Au and 52 g/t Ag:

			Intercept
Hole Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
L09-017D	176.48	178.18	1.70	6.01	52.0
L09-018D	192.46	194.84	2.38	3.47	31.0
L09-019D	140.60	141.15	0.55	10.55	115.0
L09-020D	217.65	219.15	1.50	3.97	10.0
L09-020D and	222.20	223.54	1.34	2.64	32.7
L09-021D	193.51	201.15	7.64	28.15	52.0

Drilling at Lupita has shown the vein system to be substantially more robust than indicated in surface exposures and at higher grades.

Additional drilling at both Las Barrancas and Lupita is planned to define potential high grade ore shoots. Mercedes continues to show a high geological potential given the size of the property and the results of geological and geophysical studies to date, which support a feasibility study and construction decision for Mercedes expected by the first quarter of 2010.  The Company presently anticipates the completion of construction and commencement of commissioning within 24 to 30 months.

Pilar, Brazil
In April 2009, Yamana delivered an update to Pilar’s resource estimate of 12.6 million tonnes grading 3.61 g/t gold containing 1.46 million gold ounces, which demonstrated a substantial increase in inferred resource of 51% and a grade increase of 48% year-over-year.  The increase in resource is entirely from the high-grade Jordino deposit which is the largest and most prospective, and now represents approximately 85% of total contained gold ounces.

Pilar is located east of the Crixas Greenstone Belt which hosts the Serra Grande gold mine and the Guarinos Greenstone Belt which is east of the Crixas Belt and similar in shape and size.  The Crixas and Pilar gold mineralization have very similar structural control, hydrothermal alteration, stratigraphy and tectonic history, and are approximately 40 kilometres apart.  Yamana controls approximately 65,000 hectares of mineral claims and permits that cover the majority of the Guarinos and Pilar Greenstone belts.
Yamana has budgeted US$4.1 million for exploration in 2009 for the Pilar project.  Approximately 20,000 metres of diamond drilling are planned, of which approximately 12,000 metres will be focused on growing the resource along strike and down dip.  Infill drilling and tunneling, primarily at Jordino, is also planned to further define the current inferred resource to upgrade the resource category. The Company’s view is that an initial mineable resource level of one million ounces would support a development decision.

Drilling to date this year has focused on extending the main Jordino mineralization down dip and the Company continues to report positive results (see map attached).  Drill hole 117 extended mineralization significantly along strike by 1,000 metres and under cover rocks of the Araxa Group. The best drill intercepts to date are:

			Intercept
Hole ID	From (m)	To (m)	Width (m)	Au (g/t)
JD_125	307	309	2	3.02
	372	373	0.8	6.56
JD_126	272	274	2.1	7.97
JD_129	300	301	1	8
	317	318	1	3.1
	345	347	2	8.58
	345	346	1	16.36
JD_111	293	300	7	13.28
	293	295	2	45.91
JD_117	472	474	2	4.76
	472	473	1	9.44
	493	494	1	4.71
JD_119	63	66	3	4.23
JD_113	167	169	2	4.12
	174	177	3	3.78
	182	184	2	3.77
	188	191	3	3.15
	190	191	1	8.1
JD_103	320	321	1	8.66
	328	329	1.3	2.72
JD_122	435	436	1	5.88

The Pilar project is rapidly developing into a defined resource for feasibility.  Yamana believes Pilar is highly prospective and is an important near development stage project for the Company with the potential to be accelerated. A feasibility study and construction decision is expected in the first quarter of 2010.

Minera Florida, Chile
Minera Florida has been a very successful operating mine for more than 20 years with exploration at and around the mine still in early stages and prospective targets that remain underexplored.  Exploration efforts have focused on the delineation of the newly discovered Centenario deposit and the Polvorin deposit (see map attached).  Both have been traced along strike lengths of approximately 400 metres and are open to depth and along strike.  The best intersections are:

Centenario

Hole Number	Depth (m)	Width (m)	Au(g/t)	Ag(g/t)	Zn (%)
669	126.9	9.3	9.53	13	0.67
670	40.8	2.33	15.91	12	0.35
675	82.2	6.63	9.8	15	0.84
677	71.4	5.73	5.07	13	1.06

Polvorin

Hole Number	Depth (m)	Width (m)	Au (g/t)	Ag (g/t)	Zn (%)
672	198.2	1.3	7.95	8	2.76
674	201.5	2.25	11.6	49	1.94
676	189.27	1.63	9.08	12	1.59
678	199.9	2.69	5.9	12	2.5
681	199.2	3.64	7.5	17	0.7

Both Centenario and Polvorin contain higher grades than the current mine grades.  Drilling will continue through the third quarter and a resource estimate for these new targets is expected to be completed in the fourth quarter of this year.

Quality Assurance and Quality Control
While each of Mercedes and Pilar as stand-alone projects may not be considered material to the
Company, the analyses and studies conducted for these projects had quality control measures and quality assurances consistent with technical and similar reports and information for the Company’s material properties.

Qualified Person
William H. Wulftange, P.Geo., Director, Technical Compliance for Yamana Gold Inc. has reviewed and confirmed the data contained within this Press Release relating to Pilar and Minera Florida and serves as the Qualified Person as defined in National Instrument 43-101.

Mark Hawksworth, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

UPCOMING EVENTS ON DEVELOPMENT STAGE PROJECTS
  Update to 2007 C1 Santa Luz economic analysis:  Q3 2009
  C1 Santa Luz construction decision: H2 2009
  Update to QDD Lower West: by end of year 2009
  Ernesto/Pau-a-Pique feasibility study and construction decision: by end of 2009
  Mercedes feasibility study and construction decision: Q1 2010
  Pilar feasibility study and construction decision: Q1 2010
About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine  expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc. Hugh Mansfield (416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake	Letitia Wong
Vice President, Corporate Communications &	Director, Investor Relations
Investor Relations	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development,  production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s further advancements in its development and near development stage projects as well as the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mercedes Area - Principal Vein Targets

Figure 3
Lupita
Klondike
Rey de Oro
Figure 2
Las Barrancas
Tucabe-Saucito
Mercedes
Yamana Gold Company
Figure 1
Mercedes Area
Principal Vein Targets

Las Barrancas Area - Drill Hole Map

Lupita Area - Drill Hole Map

650500
651000
651500
652000
652500
653000
653500
654000
8367500
8367000
8366500
8366000
8365500
8365000
8364500
8364000
8363500
JD_126
JD_119
JD_103
JD_123
JD_113
JD_111
JD_129
JD_125
JD_122
JD_117
LEGEND
Geology_JOT_10K
Roads
Mafic Rocks
TTG
1:20,000
0 100200 400 600 800
Meters
YAMANAGOLD
JORDINO DRILLING AND
GEOLOGY MAP
JUNE 2009
DATUM : UTM SAD 69

Centenario - Polvorin Veins